Exhibit (a)(5)(iii)

THE SWISS HELVETIA FUND, INC. ANNOUNCES

COMMENCEMENT OF ONE-TIME CASH TENDER OFFER

Press Release – For Immediate Release

New York, New York—October 22, 2018

The Swiss Helvetia Fund, Inc. (NYSE: SWZ), a non-diversified registered closed-end investment company, announced today the commencement of a one-time tender offer (the “Offer”) on the terms and conditions set forth in the Fund’s offer to purchase and the related letter of transmittal, which are being mailed to the Fund’s stockholders commencing today.

Pursuant to the Offer, the Fund is offering to purchase, in exchange for cash, up to 65% of its outstanding shares of common stock at a price equal to 98% of the Fund’s net asset value (“NAV”) per share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the business day immediately following the day the Offer expires. The Offer will terminate at 5:00 p.m. New York City Time on November 16, 2018, unless extended. The pricing date will be November 16, 2018, unless the Offer is extended. If more than 65% of the Fund’s outstanding shares of common stock are tendered in the Offer and the Fund purchases its shares in accordance with the terms of the Offer, the Fund will purchase its shares from tendering stockholders on a pro rata basis at a price equal to 98% of the Fund’s NAV per share.

The Offer referred to in this announcement will be made only by the offer to purchase and the related letter of transmittal. Stockholders should read these documents carefully once they are filed with the Securities and Exchange Commission and become available to stockholders free of charge, as they will contain important information about the Offer. Neither the Offer will be made to, nor will tenders pursuant to the Offer be accepted from or on behalf of, the Fund’s stockholders in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.

For more information on the Offer, please contact the Fund’s information agent, AST Fund Solutions, LLC, toll free at (888) 540-8736 between the hours of 9:00 a.m. and 5:00 p.m., Eastern time, Monday through Friday (except holidays).

* * * * *

About The Swiss Helvetia Fund, Inc.

The Fund (www.swzfund.com) is a non-diversified, closed-end investment company seeking long-term capital appreciation through investment in equity and equity-linked securities of Swiss companies. Its shares are listed on the NYSE under the symbol “SWZ.” The Fund seeks to achieve its investment objective by investing generally in Swiss equity and equity-linked securities that are traded on a Swiss stock exchange, traded at the pre-bourse level of one or more Swiss stock exchanges, traded through a market maker or traded over the counter in Switzerland. The Fund also may invest in Swiss equity and equity-linked securities of Swiss companies that are traded on other major European stock exchanges.

Closed-end funds, unlike open-end funds, are not continuously offered. Typically, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.

The Fund is managed by Schroder Investment Management North America Inc.

About Schroder Investment Management North America Inc.

Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited, investment advisors registered with the U.S. SEC, are units of Schroders plc (SDR.L), a global asset management company with approximately $593.3 billion under management and administration as of June 30, 2018. Schroder’s clients include major financial institutions including banks and insurance companies, as well as local and public authorities, public and private pension funds, endowments and foundations, intermediaries and advisors, as well as high net worth individuals and retail investors. The firm has built one of the largest networks of offices of any dedicated asset management company with more than 500 portfolio managers and analysts covering the world’s investment markets, offering a comprehensive range of products and services.

Schroder Investment Management North America Inc. provides asset management products and services to clients in the U.S. and Canada. Schroder Investment Management North America Inc. is an indirect, wholly-owned subsidiary of Schroders plc, a U.K. public company with shares listed on the London Stock Exchange.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund is filing today with the SEC a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Stockholders of the Fund should read these documents carefully, as they contain important information about the Offer. Stockholders will be able to obtain these documents free of charge, when they become available today, from the SEC’s website (www.sec.gov), the Fund’s website (www.swzfund.com) or the Fund’s information agent, AST Fund Solutions, LLC, toll free at (888) 540-8736.